December 6, 2023 CHAPTER-1 Phase 2 Top-line Data Exhibit 99.2

Disclaimer This presentation includes data for an investigational product not yet approved by regulatory authorities. This Presentation contains certain “forward‐looking statements” within the meaning of the federal securities laws that involve substantial risks and uncertainties. All statements contained in this Presentation that do not relate to matters of historical fact should be considered forward-looking statements including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve unknown risks, uncertainties and other factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, uncertainty in the outcome of our interactions with regulatory authorities, including the FDA with respect to the clinical hold on deucrictibant clinical trials in the U.S., the expected timing, progress, or success of our clinical development programs especially for PHVS416 and PHVS719 which are in mid-stage clinical trials and are currently on hold in the U.S. as a result of the FDA clinical hold, our ability to replicate the efficacy and safety demonstrated in the CHAPTER-1 Phase 2 study in ongoing and future nonclinical studies and clinical trials, risks associated with the COVID-19 pandemic which may adversely impact our business, nonclinical studies, and clinical trials, the timing of regulatory approvals, the value of our ordinary  shares, the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates PHVS416 and PHVS719, or any other product candidate that we may develop in the future, our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates, our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products, our ability to market, commercialize and achieve market acceptance for our product candidates, our ability to raise capital when needed and on acceptable terms, regulatory developments in the United States, the European Union and other jurisdictions, our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others, our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws, our ability to successfully remediate the material weaknesses in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting, changes in general market, political and economic conditions, including as a result of the current conflict between Russia and Ukraine, the Israel-Hamas war, and the other factors described under the headings "Cautionary Statement Regarding Forward-Looking Statements" and "Item 3. Key Information--D. Risk Factors" in our Annual Report on Form 20-F and other periodic filings with the Securities and Exchange Commission. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the Company’s own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.

Agenda This presentation includes data for an investigational product not yet approved by regulatory authorities. Introduction Berndt Modig, CEO Pharvaris Review of CHAPTER-1 top-line Phase 2 data Peng Lu, M.D. PhD, CMO Pharvaris KOL perspective Marc A. Riedl, M.D., M.S., Professor of Medicine, Clinical Director of the U.S. Hereditary Angioedema Association (HAEA) Angioedema Center at the University of California San Diego (UCSD), Clinical Service Chief for Allergy/Immunology at UCSD;  principal investigator in the CHAPTER-1 study Closing Remarks, Q&A

Agenda This presentation includes data for an investigational product not yet approved by regulatory authorities. Introduction Berndt Modig, CEO Pharvaris Review of CHAPTER-1 top-line Phase 2 data Peng Lu, M.D. PhD, CMO Pharvaris KOL perspective Marc A. Riedl, M.D., M.S., Professor of Medicine, Clinical Director of the U.S. Hereditary Angioedema Association (HAEA) Angioedema Center at the University of California San Diego (UCSD), Clinical Service Chief for Allergy/Immunology at UCSD;  principal investigator in the CHAPTER-1 study Closing Remarks, Q&A

Injectable-like efficacy Easy, painless administration People living with HAE are seeking highly effective, well-tolerated and less burdensome prophylactic therapies Proprietary Pharvaris research, 2022 (representative sample of patients, n = 103, and doctors, n = 100) This presentation includes data for an investigational product not yet approved by regulatory authorities. An effective oral bradykinin B2 receptor antagonist has the potential to deliver on their hopes Well-tolerated

Agenda This presentation includes data for an investigational product not yet approved by regulatory authorities. Introduction Berndt Modig, CEO Pharvaris Review of CHAPTER-1 top-line Phase 2 data Peng Lu, M.D. PhD, CMO Pharvaris KOL perspective Marc A. Riedl, M.D., M.S., Professor of Medicine, Clinical Director of the U.S. Hereditary Angioedema Association (HAEA) Angioedema Center at the University of California San Diego (UCSD), Clinical Service Chief for Allergy/Immunology at UCSD;  principal investigator in the CHAPTER-1 study Closing Remarks, Q&A

CHAPTER-1, a Phase 2 prophylactic study of deucrictibant in HAE 92.3% reduction in occurrence of moderate and severe attacks*  92.6% reduction in occurrence of attacks treated with on-demand medication* Clinically meaningful results across primary, secondary, and health-related quality of life endpoints  Deucrictibant well-tolerated at both doses  *40 mg/day deucrictibant treatment group; %reduction in monthly attack rate is based on a Poisson regression model Note: all attacks reported herein are investigator-confirmed; attack rate is number of attacks per month of exposure, also referred to as time-normalized number of attacks; all statistical analyses comparing deucrictibant and placebo are made without adjustment for multiplicity. This presentation includes data for an investigational product not yet approved by regulatory authorities. Primary endpoint met: 84.5% (p=0.0008) reduction in monthly attack rate versus placebo*

CHAPTER-1 study design This presentation includes data for an investigational product not yet approved by regulatory authorities. Double-blind, placebo-controlled Phase 2 study evaluating deucrictibant for long-term prophylaxis in HAE-1/2 34 participants enrolled in North America and Europe R = randomization;  *deucrictibant 20 mg/day =  deucrictibant immediate-release capsules (PHVS416) 10 mg twice daily **deucrictibant 40 mg/day = deucrictibant immediate-release capsules (PHVS416) 20 mg twice daily placebo deucrictibant 20 mg/day* deucrictibant 40 mg/day** Part 1: double-blind treatment period (12 weeks) Screening R End-of-Study Visit deucrictibant 40 mg/day** Part 2: open-label treatment period

Participant disposition



All Screened
n=44
Screen Failed
n=10
Randomized
n=34
Placebo
n=11
20 mg/day
n=11
40 mg/day
n=12
Withdrawal of consent
n=1
• Withdrawal of consent n=1
• Study Paused by Sponsor/FDA n=1
Completed Blinded Treatment Period
n=10
Completed Blinded Treatment Period
n=11
Completed Blinded Treatment Period
n=10

20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily; 40 mg/day = deucrictibant IR capsules 20 mg twice daily; n = number of participants.

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©2023
This presentation includes data for an investigational product not yet approved by regulatory authorities.

Balanced demographics and baseline characteristics 20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily. 40 mg/day = deucrictibant IR capsules 20 mg twice daily. N = number of randomized participants. This presentation includes data for an investigational product not yet approved by regulatory authorities. Placebo N=11 20 mg/day N=11 40 mg/day N=12 All N=34 Age in years – Mean  41.4  38.4 40.8   40.2 Sex: M/F – n 3/8 6/5 4/8 13/21 Race: White – n (%) 11 (100) 11 (100) 12 (100) 34 (100) BMI (kg/m2) – Mean 26.7 29.5 25.4 27.1 HAE Type – n Type 1 10 9 12 31 Type 2 1 2 0 3 Baseline HAE attack rate per month Mean 1.9 2.1 2.5 2.2 Median (Min, Max) 1.7 (0.7, 3.7) 1.7 (1.0, 5.3) 1.7 (1.0, 6.7) 1.7(0.7, 6.7) Randomized baseline HAE attack rate categories – n (%) 1 to < 2 attacks per 4 weeks 6 (54.5) 7 (63.6) 7 (58.3) 20 (58.8) 2 to < 3 attacks per 4 weeks 3 (27.3) 1 (9.1) 1 (8.3) 5 (14.7) ≥ 3 attacks per 4 weeks 2 (18.2) 3 (27.3) 4 (33.3) 9 (26.5)

Primary endpoint met: deucrictibant significantly reduced attack rate This presentation includes data for an investigational product not yet approved by regulatory authorities. Monthly attack rate measured as time-normalized number of investigator confirmed HAE attacks Placebo N=11 20 mg/day N=11 40 mg/day N=12 Monthly attack rate – Median Baseline 1.67 1.67 1.74 On study 2.15 0 0.15 Change from baseline 0.33 -1.34 -1.59 % change from baseline 17% -100% -96% Model-based inference  LS mean  1.94  0.40  0.30  % reduction vs placebo 79.3% 84.5% p-value 0.0009 0.0008 20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily.  40 mg/day = deucrictibant IR capsules 20 mg twice daily.  N = number of randomized participants.  LS mean = least squares mean. Model-based inferences are based on a Poisson regression model adjusted for baseline attack rate and  time on treatment. No multiplicity adjustment was applied.

Significant attack reduction and no severe attacks with deucrictibant   This presentation includes data for an investigational product not yet approved by regulatory authorities. Participants grouped by treatment Time (week) 20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily.  40 mg/day = deucrictibant IR capsules 20 mg twice daily.

92.3% reduction in moderate or severe attacks at 40 mg/day dose



Monthly Attack Rate (LS Mean)
2.0
1.5
1.0
0.5
0.0
Placebo (N=11)
20 mg/day (N=11)
40 mg/day (N=12)
1.94
0.40
0.30
1.50
0.26
0.12
0.45
0
0
All Attacks
Moderate or Severe Attacks
Severe Attacks

	Placebo N=11	20 mg/day N=11	40 mg/day N=12
Monthly attack rate of moderate or severe attacks			
LS mean	1.50	0.26	0.12
% reduction vs placebo		**82.8%**	**92.3%**
Nominal p-value		0.0066	0.0067

20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily.
40 mg/day = deucrictibant IR capsules 20 mg twice daily.
N = number of randomized participants.
LS mean = least squares mean. Monthly attack rates are based on a Poisson regression model adjusted for baseline attack rate and time on treatment. No multiplicity adjustment was applied.

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This presentation includes data for an investigational product not yet approved by regulatory authorities.

92.6% reduction in attacks treated with ODT at 40 mg/day dose



Monthly Attack Rate (LS Mean)
2.0
1.5
1.0
0.5
0.0
1.94
0.40
0.30
1.41
0.35
0.10
Placebo (N=11)
20 mg/day (N=11)
40 mg/day (N=12)
All Attacks
Attacks Treated with ODT

	Placebo N=11	20 mg/day N=11	40 mg/day N=12
Monthly attack rate of attacks treated with ODT			
LS mean	1.41	0.35	0.10
% reduction vs placebo		**75.1%**	**92.6%**
Nominal p-value		0.0074	0.0040

ODT = on-demand treatment (icatibant, C1-inhibitor (C1-INH))
20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily;
40 mg/day = deucrictibant IR capsules 20 mg twice daily.
N = number of randomized participants.
LS mean = least squares mean. Monthly attack rates are based on a Poisson regression model adjusted for baseline attack rate and time on treatment. No multiplicity adjustment was applied.

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©2023
This presentation includes data for an investigational product not yet approved by regulatory authorities.
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Substantial reduction of attack rate from baseline This presentation includes data for an investigational product not yet approved by regulatory authorities. 20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily. 40 mg/day = deucrictibant IR capsules 20 mg twice daily.  N = number of randomized participants. Results based on participants with at least 4 weeks of treatment.

Consistent efficacy regardless of baseline attack rate This presentation includes data for an investigational product not yet approved by regulatory authorities. 20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily. 40 mg/day = deucrictibant IR capsules 20 mg twice daily.  N = number of randomized participants.

All 40 mg/day participants reported an improvement in PGA-Change This presentation includes data for an investigational product not yet approved by regulatory authorities. 20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily. 40 mg/day = deucrictibant IR capsules 20 mg twice daily.  PGA-Change = patient global assessment of change (question). N = number of participants with PGA-Change results at Week 12.

AE-QoL: improvement in health-related quality of life This presentation includes data for an investigational product not yet approved by regulatory authorities. AE-QoL Total Score Placebo 20 mg/day 40 mg/day Baseline N 11 10 12 Mean 45.3 39.1 41.1 Median (Q1, Q3) 42.6 (29.4, 57.4) 37.5 (16.2, 55.9) 40.4 (31.6, 49.3) Week 12 N’ 8 10 10 Mean 35.7 20.2 13.2 Median (Q1, Q3) 37.5 (19.1, 49.3) 18.4 (7.4, 33.8) 12.5 (10.3, 17.7) 20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily. 40 mg/day = deucrictibant IR capsules 20 mg twice daily. AE-QoL = angioedema quality of life (questionnaire).  N = number of randomized participants. N’ = number of participants with AE-QoL data at Week 12. Nutrition Total Score Functioning Fatigue/ Mood Fear/ Shame Placebo 20 mg/day 40 mg/day Nutrition Total Score Functioning Fatigue/ Mood Fear/ Shame Nutrition Total Score Functioning Fatigue/ Mood Fear/ Shame

Deucrictibant well-tolerated at both doses This presentation includes data for an investigational product not yet approved by regulatory authorities. Placebo  (N=11) 20 mg/day (N=11) 40 mg/day (N=12) Subjects n (%) Number of events Subjects n (%) Number of events Subjects n (%) Number of events TEAEs TEAE 7 (63.6) 16 6 (54.5) 11 7 (58.3) 12 Treatment related TEAEs Treatment related TEAE 1 (9.1) 1 2 (18.2) 2 1 (8.3) 1 Serious TEAEs Serious TEAEs 0 0 0 0 0 0 Treatment related Serious TEAEs Treatment related TEAE 0 0 0 0 0 0 TEAEs leading to study drug discontinuation 0 0 0 0 0 0 TEAEs leading to withdrawal from study 0 0 0 0 0 0 TEAEs leading to death 0 0 0 0 0 0 20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily. 40 mg/day = deucrictibant IR capsules 20 mg twice daily.  N = number of participants randomized and dosed. n = number of participants having a treatment emergent adverse event. TEAE = treatment-emergent adverse event, defined as adverse events that occur after the first administration of blinded study treatment.

All treatment-related adverse events were mild This presentation includes data for an investigational product not yet approved by regulatory authorities. System Organ Class Preferred Term Placebo (N=11) 20 mg/day (N=11) 40 mg/day (N=12) Participants with at least one treatment-related TEAE 1 (9.1%) 2 (18.2%) 1 (8.3%) Gastrointestinal disorders 0 1 (9.1%) 0 Nausea 0 1 (9.1%) 0 Investigations 0 0 1 (8.3%) Gamma-glutamyltransferase increased 0 0 1 (8.3%) Nervous system disorders 1 (9.1%) 1 (9.1%) 0 Dizziness postural  0 1 (9.1%) 0 Headache 1 (9.1%) 0 0 20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily. 40 mg/day = deucrictibant IR capsules 20 mg twice daily.  N = number of participants randomized and dosed. TEAE = treatment-emergent adverse event, defined as adverse events that occur after the first administration of blinded study treatment.

Main efficacy results

	Placebo N=11	20 mg/day N=11	40 mg/day N=12
Monthly attack rate – LS Mean (95% CI)*			
All attacks (primary endpoint)	**1.94 (1.31, 2.87)**	**0.40 (0.17, 0.92)**	**0.30 (0.11, 0.82)**
% reduction vs placebo, p-value		**79.3%, p=0.0009**	**84.5%, p=0.0008**
Moderate or severe attacks	1.50 (0.91, 2.50)	0.26 (0.08, 0.81)	0.12 (0.02, 0.67)
Attacks treated with on-demand medication	1.41 (0.88, 2.24)	0.35 (0.14, 0.85)	0.10 (0.02, 0.57)
Achieving threshold reduction of attack rate from baseline**			
>=50% reduction	2/11 (18%)	9/11 (82%)	9/10 (90%)
>=70% reduction	2/11 (18%)	8/11 (73%)	8/10 (80%)
>=90% reduction	0	6/11 (55%)	6/10 (60%)
Attack free during treatment period	0	6 /11(55%)	4/10 (40%)

20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily; 40 mg/day = deucrictibant IR capsules 20 mg twice daily. N = number of randomized participants.
LS mean = least squares mean. CI = confidence interval.
*Results of monthly attack rates are based on Poisson regressionsadjusted for baseline attack rate and time on treatment. No multiplicity adjustment was applied. Nominal p-value < 0.01 for all secondary endpoints included in this section comparing deucrictibant with placebo.
**Participants with <4 weeks of treatment (2 participants on 40 mg/day) were not included in the summaries of proportions achieving threshold reduction of attack rate from baseline.Nominal p-value < 0.05 for all secondary endpoints included in this section comparing deucrictibant with placebo.

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©2023
This presentation includes data for an investigational product not yet approved by regulatory authorities.
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Agenda This presentation includes data for an investigational product not yet approved by regulatory authorities. Introduction Berndt Modig, CEO Pharvaris Review of CHAPTER-1 top-line Phase 2 data Peng Lu, M.D. PhD, CMO Pharvaris KOL perspective Marc A. Riedl, M.D., M.S., Professor of Medicine, Clinical Director of the U.S. Hereditary Angioedema Association (HAEA) Angioedema Center at the University of California San Diego (UCSD), Clinical Service Chief for Allergy/Immunology at UCSD;  principal investigator in the CHAPTER-1 study Closing Remarks, Q&A

Agenda This presentation includes data for an investigational product not yet approved by regulatory authorities. Introduction Berndt Modig, CEO Pharvaris Review of CHAPTER-1 top-line Phase 2 data Peng Lu, M.D. PhD, CMO Pharvaris KOL perspective Marc A. Riedl, M.D., M.S., Professor of Medicine, Clinical Director of the U.S. Hereditary Angioedema Association (HAEA) Angioedema Center at the University of California San Diego (UCSD), Clinical Service Chief for Allergy/Immunology at UCSD;  principal investigator in the CHAPTER-1 study Closing Remarks, Q&A

Managing HAE with two oral products utilizing the same active ingredient for on-demand and prophylactic treatment *Aspirational; to be confirmed with clinical data This presentation includes data for an investigational product not yet approved by regulatory authorities. Based on the results in RAPIDe-1 and CHAPTER-1 deucrictibant has the potential to become the preferred option to treat and prevent HAE attacks deucrictibant Immediate release capsule PHVS416 rapid absorption deucrictibant Extended-release tablet PHVS719 sustained absorption Aim to provide sustained exposure of attack-preventing therapy in a convenient, small oral dosage form* Aim to provide rapid and reliable symptom relief, through rapid exposure of attack-mitigating therapy in a convenient, small oral dosage form* deucrictibant